SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INTEVAC, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

461148108

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Norman H. Pond

Chairman of the Board and Chief Executive Officer

Intevac, Inc.

3560 Bassett Street

Santa Clara, California 95054

(408) 986-9888

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Herbert P. Fockler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$980,239	$133.71

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,058,149 shares of Common Stock of Intevac, Inc. having an aggregate value of $980,239 as of July 2, 2013 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Intevac, Inc., a Delaware corporation (“Intevac” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price greater than $8.49 per share, (ii) were granted under the Company’s 2012 Equity Incentive Plan, 2004 Equity Incentive Plan or 1995 Stock Option/Stock Issuance Plan before July 9, 2012, (iii) are held by Eligible Option Holders (as defined below), and (iv) remain outstanding and unexercised as of the expiration of the Exchange Offer, except as otherwise described in the Offer to Exchange (as defined below).

An “Eligible Option Holder” is an employee of Intevac or one of Intevac’s subsidiaries (the “Intevac Group”) as of the start of the Exchange Offer and who remains an employee or service provider of Intevac or its successor entity (or any of subsidiaries) through the expiration of the Exchange Offer and the new option grant date. Intevac’s named executive officers and the non-employee members of Intevac’s board of directors may not participate in the Exchange Offer.

Eligible Options may be exchanged for new options upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated July 9, 2013 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Cover E-mails, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form, attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D). The following disclosure materials also were made available to Eligible Option Holders: (I) the Form of Confirmation E-mail, attached hereto as Exhibit (a)(1)(E), (II) the Form of Reminder E-mails, attached hereto as Exhibit (a)(1)(F), (III) the Screen Shots from the Offer Website, attached hereto as Exhibit (a)(1)(G), and (IV) the Employee Presentation, attached hereto as Exhibit (a)(1)(H). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Intevac is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 3560 Bassett Street, Santa Clara, California 95054, and the telephone number at that address is (408) 986-9888. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Intevac” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the new options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Option Holders and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary

Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of awards; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of awards; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Price range of shares underlying the awards,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b)	Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of named executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Interests of named executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of new options” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of named executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of named executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “Financial statements,” “Information concerning Intevac” and “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of named executive officers and directors; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated July 9, 2013.

(a)(1)(B)	Cover E-mails.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-mail.

(a)(1)(F)	Form of Reminder E-mails.

(a)(1)(G)	Screenshots from Offer Website.

(a)(1)(H)	Employee Presentation.

(b)	Not applicable.

(d)(1)	Intevac, Inc. 2012 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-26946), for the period ended March 31, 2012, as filed with the Securities and Exchange Commission on May 1, 2012.

(d)(2)	Form of new option agreement under the 2012 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q (File No. 000-26946), for the period ended March 31, 2012, as filed with the Securities and Exchange Commission on May 1, 2012.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INTEVAC, INC.

/s/ Jeffrey Andreson
Jeffrey Andreson
Executive Vice President, Finance and
Administration, Chief Financial Officer, Treasurer
and Secretary

Date: July 9, 2013

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated July 9, 2013.

(a)(1)(B)	Cover E-mails.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-mail.

(a)(1)(F)	Form of Reminder E-mails.

(a)(1)(G)	Screenshots from Offer Website.

(a)(1)(H)	Employee Presentation.

(b)	Not applicable.

(d)(1)	Intevac, Inc. 2012 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-26946), for the period ended March 31, 2012, as filed with the Securities and Exchange Commission on May 1, 2012.

(d)(2)	Form of new option Agreement under the 2012 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q (File No. 000-26946), for the period ended March 31, 2012, as filed with the Securities and Exchange Commission on May 1, 2012.

(g)	Not applicable.

(h)	Not applicable.